EXHIBIT 12

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS
AND DEFICIENCY OF EARNINGS TO COVER COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS
 (DOLLARS IN MILLIONS)
(UNAUDITED)

	FOR THE YEARS ENDED SEPTEMBER 30,

	2004	2003	2002	2001	2000

Income (loss) from continuing operations before income taxes and losses from equity investments	$1,066	$(1,002)	$(7,083)	$(19,844)	$2,388
Less: interest capitalized during the period	—	—	4	16	20
Add: Fixed charges	473	442	577	823	610

Total earnings (loss) to cover fixed charges	1,539	(560)	(6,510)	(19,037)	2,978

Fixed charges:
Total interest expense including capitalized interest	396	353	469	659	434
Interest portion of rental expenses	77	89	108	164	176

Total fixed charges	$473	$442	$577	$823	$610
Preferred stock dividends and accretion	(12)	103	167	28	—
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.3	—	—	—	4.9
Deficiency of earnings to cover combined fixed charges and preferred stock dividend requirements	$—	$1,105	$7,254	$19,888	$—

Fixed charges consist of interest expense on all indebtedness and that portion of operating lease rental expense that is representative of the interest factor. Preferred stock dividend requirements consist of the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock.